Exhibit (a)(5)(L)

Email to Shareholders With Shares in Equatex Account

Dear shareholder,

You are receiving this email because you hold AVG shares in your Equatex account which have not yet been tendered in the tender offer in connection to the pending acquisition of AVG by Avast.

Shares not tendered in the tender offer will be paid in connection with an asset sale or compulsory acquisition process governed by Dutch law which will commence after the tender offer closes. This means that it will take more time before you receive any sales proceeds in your bank account.

Attached you will find a letter with instructions for tendering any AVG shares which you hold in your EquatePlus account. Any sales proceeds will be deposited in your bank account. The instruction form authorizing tender of your shares must be returned to steven.scheers@avg.com by September 14th.